

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2012

Via U.S. Postal Service
Alec C. Covington, Chief Executive Officer
Nash-Finch Company
7600 France Avenue South
P.O. Box 355
Minneapolis, MN 55440-0355

>   **Re: Nash-Finch Company**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed March 1, 2012**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 4, 2012**
>   **Form 8-K filed November 15, 2012**
>   **Form 10-Q for the quarter ended October 6, 2012**
>   **Filed November 15, 2012**
>   **File No. 000-00785**

Dear Mr. Covington:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

1. In future filings, when you identify intermediate causes of changes in revenues, such as an increase or decrease in domestic or overseas sales or an increase or decrease in same store sales, please provide your readers with insight into the underlying drivers of those

changes. Please provide us with sample disclosures of how you intend to comply with this comment.

2. In your discussion of selling, general and administrative expense at the bottom of page 66 you state that you experienced unusual professional fees of $2.5 million, a loss on the write-down of long-lived assets of $2.1 million, and restructuring costs related to Food Distribution overhead centralization of $1.6 million which negatively impacted your SG&A margin. Please expand your disclosure to discuss why these costs were incurred and/or increased from the prior year and whether you expect these types of expenses to be incurred going forward. Please provide us with sample disclosures of how you intend to comply with this comment.

Liquidity and Capital Resources, page 29

3. We note your non-GAAP measure, free cash flow as a percent of net assets, on page 35 and note that you define net assets as total assets less current liabilities plus current portion of long-term debt and capital leases. Since net assets is typically assumed to be shareholders' equity, please modify your description of this metric to ensure that readers of your financial statements do not assume your presentation of net assets is shareholders' equity.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Benefits, page 21

Elements of Executive Compensation, page 26

4. In future filings, please elaborate upon the terms of the LTIP Awards so that readers can appreciate the relative weight of the metrics you list on page 27 for purposes of the grants you made in 2011.

5. Please tell us why you have not disclosed the retrospective targets that were associated with the awards that were just paid out under the 2008 LTIP.

Form 8-K filed November 15, 2012

6. We note that you have identified non-GAAP financial measures that are included in your earnings releases, including Adjusted Consolidated EBITDA, Adjusted EPS, Consolidated EBITDA, Total Leverage Ratio, Organic Revenue Growth, Consolidated EBITDA Margin, Trailing Four Quarter Free Cash Flow to Net Assets and Trailing Four Quarter Free Cash Flow to Net Assets Excluding Strategic Projects. We note that you have also discussed earnings adjusted for certain events. Although we note you have reconciled some of these measures to their most comparable GAAP measure, please tell us how you believe you fully met the disclosure requirements of Item 10(e)(1)(i) of

Regulation S-K and Regulation G for each non-GAAP financial measure. Please provide a clear description of how each measure is calculated and a reconciliation to the most directly comparable GAAP measure. Please provide us with sample disclosures of how you intend to comply with this comment.

Form 10-Q for the quarter ended October 6, 2012

Note 2 – Goodwill Impairment, page 6

7. We note you performed a goodwill impairment test in the second quarter of 2012 and recorded a goodwill impairment charge of $132.0 million, of which $113.0 million related to your Food Distribution segment and $19.0 million related to your Retail segment. It appears that your impairment was based mainly on the decline in your market capitalization resulting in a market value significantly lower than the fair value of the business segments. Please explain the events and circumstances that occurred in the second quarter that caused you to perform the goodwill impairment test and what specifically caused the decline in your market capitalization. Refer to ASC 350-20-35-30. Please also provide the disclosures required by ASC 350-20-50. Furthermore, please also tell us whether you previously considered either of these reporting units as at risk for goodwill impairment prior to the second quarter of 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff accountant, at (202) 551-3348 or Yong Kim, Staff Accountant, at (202) 551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief